Exhibit 99.6

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT, dated as of August 29, 2011 and effective as of the Effective Date (as defined below) (this “Agreement”), is entered into by and among Ares Management LLC (together with one or more of its funds under management, “Stockholder”), and EXCO Resources, Inc., a Texas corporation (the “Company,” which term shall, for purposes of this Agreement, include its subsidiaries and joint ventures) (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties and the Special Committee of the Board of Directors of the Company formed on November 3, 2010 (the “Special Committee”) have previously entered into a Standstill Agreement, dated as of August 5, 2011, addressing certain confidentiality, standstill and other matters (the “Prior Standstill”);

WHEREAS, the Special Committee has been dissolved; and

WHEREAS, the Parties desire to enter into this Agreement to replace and supersede the Prior Standstill in its entirety; and

WHEREAS, this Agreement shall be effective when executed by all Parties as indicated on the signature page hereto (the “Effective Date”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree to replace and supersede the Prior Standstill in its entirety as follows:

1.                                      Definitions.

1.1                               The term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 promulgated under the Exchange Act, provided however, that except as used in Section 6.11, “affiliate” shall not include any Excluded Entities (as defined in Section 6.11).

1.2                               The term “beneficially own” shall have the meaning ascribed to such term in Rule 13d-3 promulgated under the Exchange Act.

1.3                               The term “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules, regulations and schedules promulgated thereunder.

1.4                               The term “group” shall have the meaning given to that term (or as that term is used) in Section 13(d)(3) of the Exchange Act.

1.5                               The term “person” shall be broadly interpreted to include any individual, corporation, partnership, limited liability company, group or other entity.

1.6                               The term “proxy” shall have the meaning ascribed to such term in Rule 14a-1 promulgated under the Exchange Act.

1.7                               The term “solicitation” shall have the meaning ascribed to such term in Rule 14a-1 promulgated under the Exchange Act.

2.                                      Share Ownership.

2.1                               Limitation on Share Ownership.  From the Effective Date until the close of trading on the New York Stock Exchange on September 30, 2011 (the “Standstill Period”), Stockholder and its affiliates shall not acquire any outstanding equity securities of the Company that would cause Stockholder and its affiliates to beneficially own in the aggregate twenty percent (20%) or more of the Company’s outstanding equity securities (the “20% Limitation”); provided, however, that Stockholder shall not be in breach of the 20% Limitation to the extent that its beneficial ownership percentage exceeds the 20% Limitation solely as a result of a reduction in the number of the Company’s outstanding equity securities (whether due to a share buyback, reverse stock split or other transaction).

3.                                      Standstill and Related Provisions.

3.1                               Standstill Provisions.  During the Standstill Period, unless expressly authorized in writing to do so by the Board of Directors of the Company (the “Company Board”), Stockholder shall not, and shall cause its affiliates not to, directly or indirectly, acting alone or as part of a group:

(i)                                     Acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, (a) an amount of the Company’s common stock that would exceed the 20% Limitation, or (b) any other rights or interests, including without limitation, options, warrants, swaps, derivatives, convertible securities, stock appreciation rights or other rights or instruments, whether real or synthetic, that would increase the aggregate economic or voting interest of Stockholder and its affiliates in the Company in excess of the 20% Limitation;

(ii)                                  Make, submit or declare any offer, proposal or indication of interest to (a) acquire a majority of the voting or other equity securities of the Company or a majority of the assets of the Company or (b) engage in any other transaction or series of related transactions that would result in a change of control of the Company (a “Control Transaction”); provided, however, that so long as Stockholder complies with Section 3.1(x), Stockholder may confidentially submit to the Company Board proposals to engage in a Control Transaction;

(iii)                               Enter into any agreement, arrangement or understanding, or form, join or in any way participate in any group, with any other person (excluding Ares and any investment fund and investment account managed by Ares) for the purpose of acquiring, holding, voting or disposing of the

Company’s equity securities or to otherwise act in concert with respect to the Company’s equity securities;

(iv)                              Make, or in any way participate in, directly or indirectly, any solicitation of proxies or shareholder written consents to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company in connection with or related in any way to any Control Transaction;

(v)                                 Make any director nomination or shareholder proposal with respect to the Company; provided, however, that so long as Stockholder complies with Section 3.1(x), Stockholder may make non-public recommendations to the Company’s Nominating and Corporate Governance Committee with respect to such matters; provided, further, that the Company’s Nominating and Corporate Governance Committee shall have no obligation to nominate or recommend any candidate requested for nomination or recommendation by Stockholder; provided, however, that the foregoing shall in no way limit Ares’s contractual right to nominate a director to the Company Board pursuant to that certain letter agreement between the Company, Ares and certain of its affiliates dated March 28, 2007;

(vi)                              Make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote in favor of the election of any candidate for election to the Company Board nominated by any party other than the Company;

(vii)                           Advise, assist, encourage or provide financing to any other person or group, or join any group, that is undertaking or seeking to undertake any of the foregoing actions;

(viii)                        Publicly disclose any intention to take any of the foregoing actions;

(ix)                              Take any action that would require the Company to make any public disclosure regarding any of the foregoing actions or in response thereto; or

(x)                                 Publicly request the Company to amend any of the foregoing provisions.

3.2                               Sale and Voting of Shares: Disclosure Matters.  For the avoidance of doubt, the provisions set forth in Section 3.1 shall not restrict Stockholder’s ability to (i) sell or transfer (in whole or in part) or vote (or grant any proxy to vote) any securities of the Company in its sole and absolute discretion or (ii) file or amend any Schedule 13D as legally required (it being understood, however, that this clause (ii) shall not be construed to permit Stockholder to take actions otherwise prohibited by this Agreement).

4.                                      Representations and Warranties.

4.1                               Compliance with Laws.  Stockholder represents, warrants and agrees that (i) Stockholder is aware, and that it will advise its affiliates, that federal and state securities laws prohibit any person who has material, non-public information about a company from purchasing or selling securities of such a company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that the person is likely to purchase or sell those securities, and (ii) Stockholder will, and will cause its affiliates to, comply with federal and state securities laws in connection with any purchase of the Company’s securities contemplated by this Agreement.

5.                                      Rights Agreement.

5.1                               Qualifying Standstill Agreement.  This Agreement shall constitute a “standstill agreement” for purposes of the definition of “Acquiring Person” as defined in the Rights Agreement, dated as of January 12, 2011, by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”).

5.2                               Rights Agreements Amendments.  In the event that any amendments or modifications are made to the Rights Agreement or any subsequent rights agreement, such amendments or modifications shall not restrict Stockholder’s ability to acquire beneficial ownership of the Company’s outstanding equity securities up to the 20% Limitation as permitted in accordance with the terms of this Agreement.

6.                                      Miscellaneous.

6.1                               Breach.  Stockholder shall be responsible for any breach of this Agreement by Stockholder or any of its affiliates of the terms applicable to its affiliates, and Stockholder agrees, at its sole expense, to take all reasonable measures to avoid any breach of this Agreement by any of its affiliates of the terms applicable to its affiliates.  Without limiting the generality of the foregoing, Stockholder agrees that where this Agreement provides that Stockholder shall cause its affiliates to take or refrain from taking certain actions, Stockholder acknowledges and agrees that the failure of such affiliate to take or refrain from taking any such action shall constitute a breach of this Agreement for which Stockholder shall be responsible hereunder.  The foregoing obligation shall not limit the remedies available to the Company for any such breach of this Agreement

6.2                               Modification and Waiver.  This Agreement may be modified or waived only by a separate writing by the Company and Stockholder expressly so modifying or waiving this Agreement.  It is understood and agreed that no failure or delay by the Company or Stockholder in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6.3                               Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement.  In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction or applicable stock exchange to be illegal, invalid or unenforceable, such provisions shall be deemed limited or eliminated only to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

6.4                               Entire Agreement.  This Agreement contains the entire agreement between the Company and Stockholder concerning the subject matter hereof and, as of the Effective Date, shall amend, supersede and terminate the Prior Standstill in its entirety.

6.5                               Remedies.  It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Agreement by Stockholder and its affiliates and, in addition to all other remedies that the Company may have at law or in equity, the Company shall be entitled to equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach and Stockholder hereby waives any requirement for the securing or posting of any bond in connection with such remedy.

6.6                               Governing Law; Venue.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of law provisions thereof.  The Parties hereby irrevocably and unconditionally consent to the sole and exclusive jurisdiction of, and waive any objection to the laying of venue in, the federal and state courts sitting in the Borough of Manhattan in the City of New York, New York (collectively, the “Appropriate Courts”) for any action, suit or proceeding arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding related thereto except in an Appropriate Court.  Each of the Parties further agrees that service of any process, summons, notice or document by registered mail to its address set forth in the Prior Standstill shall be effective service of process for any action, suit or proceeding brought against it in any Appropriate Court.

6.7                               Assignment; Binding Effect.  Without the prior consent of the other Parties, no Party may assign its rights or obligations (in the case of the Company, other than by operation of law) under this Agreement to any person.  This Agreement shall be binding upon Stockholder and its successors and permitted assigns and shall inure to the benefit of, and be enforceable by, the Company and its successors and permitted assigns.

6.8                               Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

6.9                               Headings.  Headings included in this Agreement are for the convenience of the Parties only and shall be given no substantive or interpretive effect.

6.10                        Counterparts; Signatures.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  This Agreement or any counterpart may be executed and delivered by facsimile or electronic transmission copies, each of which shall be deemed to be an original.

6.11                        Excluded Parties. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will (i) restrict any leveraged finance fund associated with or affiliated with Ares from making passive investments in debt securities of the Company in the ordinary course of business and/or (ii) apply to or restrict any of the portfolio companies of any investment fund directly or indirectly managed by Ares (the entities described in clauses (i) and

(ii) above, collectively, the “Excluded Entities”), but, in the case of clause (ii), only to the extent that such Excluded Entities are not taking action on behalf or at the direction of Ares.

6.12                        Termination. This Agreement shall terminate on October 1, 2011 (the “Termination Date”) provided that Stockholder shall continue to be liable for any breaches hereof that occur prior to the Termination Date.

(Signature page follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date indicated below.

Executed: August 29, 2011	EXCO RESOURCES, INC.

	By:	/s/ William L. Boeing
	Name:	William L. Boeing
	Title:	Vice President and General Counsel

Executed: August 29, 2011	ARES MANAGEMENT LLC

	By:	/s/ Michael D. Weiner
	Name:	Michael D. Weiner
	Title:	Authorized Signatory